CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2013 (the “Form 40-F”), I, Wayne Valliant, P.Geo., of Roscoe Postle Associates Inc. (formerly known as Scott Wilson Roscoe Postle Associates Inc.), hereby consent to the use of my name in connection with the reference to the mineral resource estimates for the Chapada Mine as at December 31, 2013 (the “Estimates”) and the reference to the report entitled “Technical Report on the Chapada Mine, Brazil” dated March 7, 2014 (the “Report”) and to the inclusion of references to and summaries of the Estimates and the Report (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.
I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

ROSCOE POSTLE ASSOCIATES INC.

By:	/s/ Wayne W. Valliant
Name:	Wayne W. Valliant, P.Geo.
Title:	Principal Geologist

March 28, 2014